Exhibit 99.1

Silynxcom Announces Record Annual Revenue of Approximately $9.1 million in 2024

Netanya, Israel, May 14, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, has released its consolidated financial results for the full year period ended December 31, 2024.

Key Financial Highlights for 2024:

●	Revenues for the year ended December 31, 2024 increased to a record of $9.1 million, up approximately 18% from the previous year. This growth reflects the Company’s ongoing expansion and product adoption.

●	Cash and cash equivalents as of December 31, 2024 totaled $3.2 million.

●	Gross profit for the year ended December 31, 2024 amounted to approximately $3.8 million, up 17% compared to $3.2 million from the same period in the previous year.

Recent Corporate Highlights:

●	On April 2, 2025, the Company announced the closing of underwritten public offering of, for gross proceeds of approximately $2.9 million, before deducting underwriting discounts and offering expenses.

●	Entry into drone detection technology- the Company introduced an armored personnel carrier headset that enhances battlefield awareness by detecting drone noise while maintaining hearing protection.

●	Received $10 Million in orders from the Israel Defense Forces Since October 7, 2023.

●	Asia Pacific Growth- expanded sales operations in the Asia Pacific region.

●	Enhanced its position as a market innovator with new orders from militaries, special units and police departments worldwide.

●	Advanced its revolutionary in-ear communication solution with real-time vital signs monitoring.

●	Successfully completed field trials for its innovative product, aimed at boosting situational awareness and safety for armored personnel carrier crews and other heavy military vehicles, with a military force in Asia.

The Company has filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”), which can be accessed on its website at https://www.silynxcom.com/. Shareholders may request, free of charge, a hard copy of the Annual Report, which includes Silynxcom’s complete audited consolidated financial statements for the year ended December 31, 2024, by contacting ir@silynxcom.com.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional information about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

Michal Efraty
ir@silynxcom.com